December 10, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Alison White

Re: Security Income Fund (File Nos. 002-38414 and 811-02120) (the “Registrant”)

Dear Ms. White:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC”) staff on Post-Effective Amendment No. 112 to the registration statement of the Registrant filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “1933 Act”) on September 27, 2013 (the “Post-Effective Amendment”) relating to Limited Duration Fund (the “Fund”). The SEC staff’s comments were conveyed via a telephone conversation between you and Julien Bourgeois of Dechert LLP on November 13, 2013. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General Comments

1.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: We make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

Comments Relating to the Prospectus

2.	Comment: Please confirm that the Fund will segregate its assets for total return swaps consistent with Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”). Please acknowledge that the Registrant is familiar with Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Release No. 29776 (Aug. 31, 2011) (the “Derivatives Concept Release”) and that the SEC may issue definitive guidance in the future.

Response: The Registrant has reviewed the disclosures and confirms that the Fund will segregate its assets consistent with Release 10666. The Registrant acknowledges that it is familiar with the Derivatives Concept Release and that the SEC may issue definitive guidance in the future.

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Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or Stephen Cohen at Dechert LLP at 202.261.3304 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/     Amy J. Lee

Amy J. Lee

Secretary and Senior Vice President

Security Investors, LLC